SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 =============

                                 SCHEDULE 13E-3
                                (Amendment No. 2)
                                 (Rule 13e-100)

                                 =============

                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934

                                 =============

                    SOUTHERN SECURITY LIFE INSURANCE COMPANY
                             (Name of the Affiliate)

                                 =============

                    Southern Security Life Insurance Company
                     Security National Financial Corporation
                    Security National Life Insurance Company
                              SSLIC Holding Company
                                 George R. Quist
                                 Scott M. Quist
                                 G. Robert Quist
                                 Stephen M. Sill
                                J. Lynn Beckstead
                              Charles L. Crittenden
                             Robert G. Hunter, M.D.
                                 H. Craig Moody
                                Norman G. Wilbur
                       (Names of Persons Filing Statement)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   843805 10 2
                      (Cusip Number of Class of Securities)

     Scott M. Quist                               Randall A. Mackey, Esq.
     President and Chief Operating Officer        Mackey Price Thompson & Ostler
     Security National Financial Corporation      350 American Plaza II
     5300 South 360 West, Suite 250               57 West 200 South
     Salt Lake City, UT 84123                     Salt Lake City, UT 84101-3663
     (801) 264-1060                               (801) 575-5000

                 (Name, address and telephone number of persons
               authorized to receive notices and communications on
                     behalf of the persons filing statement)

This statement is filed in connection with (check the appropriate box):

     |X|     a. The filing of solicitation materials or an information statement subject to Regulation 14 A, regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     |_|     b. The filing of a registration statement  under the Securities Act of 1933.

     |_|     c. A tender offer.

     |_|     d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

Check the following box if the filing is a final amendment reporting the results of the transaction. |_|


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                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

Transaction valuation:   $1,884,733*               Amount of filing fee: $238.80

--------------------------------------------------------------------------------

*Calculated solely for the purpose of determining the filing fee, based upon the purchase price of $3.84 per share for the common stock to be purchased from the unaffiliated stockholders of Southern Security Life Insurance Company, multiplied by 490,816 shares, the maximum number of shares to be purchased in the transaction.

 |X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $238.80            Filing Party:  Southern Security
                                                            Life Insurance
                                                            Company

Form or Registration No.: Schedule 14A       Date Filed:    September 28, 2004


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                                 SCHEDULE 13E-3

         This  Amendment  No.  2 to the  Rule  13e-3  Transaction  Statement  on
Schedule 13E-3 (the "Transaction Statement") being filed with the Securities and Exchange Commission (the "SEC"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by (i) Southern Security Life Insurance Company, a Florida corporation, and each of its executive officers and directors, (ii) Security National Financial Corporation, a Utah corporation, and each of its executive officers and directors, (iii) Security National Life Insurance Company, a Utah corporation, and each of its executive officers and directors, and (iv) SSLIC Holding Company, a Utah corporation, and each of its executive officers and directors. Southern Security Life Insurance Company, Security National Financial Corporation, Security National Life Insurance Company, SSLIC Holding Company and each of the respective executive officers and directors of these entities are collectively referred to as the "Filing Persons" of this Transaction Statement.

         This Transaction Statement relates to the Agreement and Plan of Reorganization (the "Agreement and Plan of Reorganization"), dated as of August 25, 2004, by and among Security National Life Insurance Company, SSLIC Holding Company and Southern Security Life Insurance Company, and the Amendment to the Agreement and Plan of Reorganization dated December 27, 2004. If the Agreement and Plan of Reorganization is adopted by the stockholders of Southern Security Life Insurance Company and the other conditions at closing of the merger (as defined below) are satisfied or waived, SSLIC Holding Company will merge with and into Southern Security Life Insurance Company, with Southern Security Life Insurance Company becoming a privately held company and a wholly-owned subsidiary of Security National Life Insurance Company.

         If the proposed merger is completed, the separate existence of SSLIC Holding Company will cease as Southern Security Life Insurance Company will be the surviving corporation in the merger and will continue to be governed by the laws of the State of Florida, and the separate corporate existence of Southern Security Life Insurance Company will continue unaffected by the merger. The shares of common stock owned by the unaffiliated stockholders of Southern Security Life Insurance Company immediately prior to the effective time of the merger will be exchanged for cash.

         The total amount of cash to be paid by Security National Life Insurance Company to the unaffiliated stockholders of Southern Security Life Insurance Company holding an aggregate of 490,816 shares of common stock, pro rata to their respective share ownership, will be $3.84 per share of common stock, or an aggregate of $1,884,733. The 490,816 shares of the common stock of Southern Security Life Insurance Company that Security National Life Insurance Company has agreed to purchase from the unaffiliated stockholders represent 23.3% of the outstanding common shares of Southern Security Life Insurance Company , or all of its outstanding shares, except for the common shares held by Security National Life Insurance Company and SSLIC Holding Company. Security National Life Insurance Company and SSLIC Holding Company collectively own 76.7% of the outstanding common shares of Southern Security Life Insurance Company.

         Concurrently with the filing of this Transaction Statement, Southern Security Life Insurance Company is filing with the SEC a definitive proxy statement (the "Proxy Statement") under Regulation 14A of the Exchange Act, pursuant to which the Board of Directors of Southern Security Life Insurance Company is soliciting proxies from its stockholders in regards to the merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2). A copy of the Agreement and Plan of Reorganization and the amendment thereto are attached to the Proxy Statement as Appendices A and B, respectively, and are incorporated herein by reference. As of the date hereof, the Proxy Statement is in definitive form.

         Pursuant to General Instruction F to Schedule 13E-3, the information in the Definitive Proxy Statement including all appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item therein are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

         All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person and no other Filing Person takes responsibility for the accuracy of such information.

Item 1.   Summary Term Sheet.

         The information set forth under the caption "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

Item 2.   Subject Company Information.

         (a) Name and address. The information set forth under the caption "Participants" in the Proxy Statement is incorporated herein by reference.


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



         (b) Securities. The class of securities that is the subject of the transaction is the common stock of Southern Security Life Insurance Company. As of December 31, 2004, there were outstanding 2,105,235 shares of common stock of Southern Security Life Insurance Company.

         (c) Trading market and price. The information set forth under the caption "Market for Common Stock and Related Stockholder Matters" in the Proxy Statement is incorporated herein by reference.

         (d) Dividends. The information set forth under the caption "Market for Common Stock and Related Stockholder Matters" in the Proxy Statement is incorporated herein by reference.

         (e) Prior public offerings. During the past three years, Southern Security Life Insurance Company has not made any underwritten public offering of common stock.

         (f) Prior stock purchases. The information set forth under the caption "Market for Common Stock and Related Stockholder Matters" in the Proxy Statement is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a) Name and address. The information set forth under the captions "Participants," "Management" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

         (b) Business and background of entities. The information set forth under the caption "Participants" and "Management" in the Proxy Statement is incorporated herein by reference.

         (c) Business and background of natural persons. The information set forth under the caption "Participants" in the Proxy Statement is incorporated herein by reference. Set forth below for each director and executive officer of Southern Security Life Insurance Company is his respective present principal occupation or employment, the name and principal business of the corporation or other organization of which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen.

         George R. Quist has been Chairman of the Board and Chief Executive Officer of Southern Security Life Insurance Company since December 1998. He has served as President of Southern Security Life Insurance Company from December 1998 until July 2002. Mr. Quist has also served as Chairman of the Board and Chief Executive Office of Security National Financial Corporation since October 1979, and its President from October 1979 until July 2002. From 1960 to 1964, he was Executive Vice President and Treasurer of Pacific Guardian Life Insurance Company. From 1946 to 1960, he was an agent, District Manager and Associate General Agent for various insurance companies. Mr. Quist also served from 1981 to 1982 as the President of The National Association of Life Companies, a trade association of 642 life insurance companies, and from 1982 to 1983 as its Chairman of the Board.

         Scott M. Quist has been President of Southern Security Life Insurance Company since July 2002, its Chief Operating Officer since October 2001, and a director since December 1998. Mr. Quist served as First Vice President of Security National Financial Corporation from December 1998 to July 2002. Mr. Quist has also served as President of Security National Financial Corporation since July 2002, as its Chief Operating Officer since October 2001, and a director since May 1986. From 1980 to 1982, Mr. Quist was a tax specialist with Peat, Marwick, Mitchell, & Co., in Dallas, Texas. From 1986 to 1991, he was Treasurer and a director of the National Association of Life Companies, a trade association of 642 insurance companies until its merger with the American Council of Life Companies. Mr. Quist has been a member of the Board of Governors of the Forum 500 Section (representing small insurance companies) of the American Council of Life Insurance. He has also served as a regional director of Key Bank of Utah since November 1993. Mr. Quist is currently a director and past president of the National Alliance of Life Companies, a trade association of over 200 life companies.

         G. Robert Quist has been a director of Southern Security Life Insurance Company since April 1999 and its First Vice President and Secretary since March 2002. Mr. Quist has also served as First Vice President and Secretary of Security National Financial Corporation since March 2002. He has served as President and a director of Big Willow Water Company since 1987. He has also served as Secretary-Treasurer and a director of the Utah Cemetery Association since 1987.

         J. Lynn Beckstead Jr. has been a director of Southern Security Life Insurance Company since March 2002. Mr. Beckstead has also served as Vice President and a director of Security National Financial Corporation since March 2002. In addition, he is President of Security National Mortgage Company, an affiliate of Security National Financial Corporation, and has served in this position since July 1993. From 1990 to 1993, Mr. Beckstead was Vice President and a director of Republic Mortgage Corporation. From 1983 to 1990, Mr. Beckstead was Vice President and a director of Richards Woodbury Mortgage Corporation. From 1980 to 1983, he was a principal broker for Boardwalk


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Properties.  From 1978 to 1980, Mr. Beckstead was a residential loan officer for
Medallion Mortgage Company. From 1977 to 1978, he was a residential construction loan manager of Citizens Bank.

         Charles L. Crittenden has been a director of Southern Security Life Insurance Company since December 1998. Mr. Crittenden is also a director of Security National Financial Corporation and has served in this position since October 1979. Mr. Crittenden is a stockholder of Crittenden Paint & Glass Company since 1958. He is also an owner of Crittenden Enterprises, has been sole real estate development company, and Chairman of the Board of Linco, Inc.

         Robert G. Hunter, M.D. has been a director of Southern Security Life Insurance Company since December 1998. Dr. Hunter is also a director of Security National Financial Corporation and has served in this position since October 1998. Dr. Hunter is currently a practicing physician in private practice. Dr. Hunter created the statewide E.N.T. Organization (Rocky Mountain E.N.T., Inc.) where he is currently a member of the Executive Committee. He is Chairman of Surgery at Cottonwood Hospital, a delegate to the Utah Medical Association and a delegate representing the state of Utah to the American Medical Association, and a member of several medical advisory boards.

         H. Craig Moody has been a director of Southern Security Life Insurance Company since December 1998. Mr. Moody is also a director of Security National Financial Corporation and has served in this position since September 1995. Mr. Moody is owner of Moody & Associates, a political consulting and real estate company. He is a former Speaker and House Majority Leader of the House of Representatives of the State of Utah.

         Norman G. Wilbur has been a director of Southern Security Life Insurance Company since December 1998. Mr. Wilbur is also a director of Security National Financial Corporation and has served in this position since October 1998. Mr. Wilbur worked for J.C. Penney's regional offices in budget and analysis. His final position was Manager of Planning and Reporting for J.C. Penney's stores. After 36 years with J.C. Penny's, he took an option of an early retirement in 1997. Mr. Wilbur is a past board member of Habitat for Humanities in Plano, Texas.

         Stephen M. Sill has been Vice President, Treasurer and Chief Financial Officer of Southern Security Life Insurance Company since March 2002. From 1998 to 2002, Mr. Sill was Vice President and Controller of Southern Security Life Insurance Company. He has also served as Vice President, Treasurer and Chief Financial Officer of Security National Financial Corporation since March 2002.
From 1997 to 2002, Mr. Sill was Vice President and Controller of Security National Financial Corporation. From 1994 to 2002, Mr. Sill was Vice President and Controller of Security National Life Insurance Company. From 1989 to 1993, he was Controller of Flying J, Inc. From 1978 to 1989, Mr. Sill was Senior Vice President and Controller of Surety Life Insurance Company. From 1975 to 1978, he was Vice President and Controller of Sambo's Restaurant, Inc. From 1974 to 1975, Mr. Sill was Director of Reporting of Northwest Pipeline Corporation. From 1970 to 1974, he was an auditor with Arthur Andersen & Co. Mr. Sill is a past president of the Insurance Accounting and Systems Association, a national association of over 1,300 insurance companies and associate members.

Item 4.  Terms of the Transaction.

         (a) Material Terms.

              (1) Not applicable.

              (2)(i) The information set forth under the caption "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.

              (2)(ii) The information set forth under the captions "Summary Term Sheet," "Special Factors - Certain Effects of the Merger"and "Agreement and Plan of Reorganization - General" in the Proxy Statement is incorporated herein by reference.

              (2)(iii)The information set forth under the captions "Summary Term Sheet," "Special Factors - Background of the Merger" and "Special Factors -
Reasons for the Board's Recommendation; Factors Considered" in the Proxy Statement is incorporated herein by reference.

              (2)(iv) The information set forth under the captions "Summary Term Sheet" and "The Special Meeting - Record Date and Voting Information" in the Proxy Statement is incorporated herein by reference.

              (2)(v) The information set forth under the captions "Summary Term Sheet," "Special Factors - Certain Effects of the Merger" and "Special Factors - Purposes, Alternatives, Reasons and Effects" in the Proxy Statement is incorporated herein by reference.


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

              (2)(vi) Not applicable.

              (2)(vii) The information set forth under the caption "U.S. Federal Income Tax Consequences" in the Proxy Statement is incorporated herein by reference.

         (c) Different terms. The information set forth under the captions "Summary Term Sheet," "Special Factors - Certain Effects of the Merger" and "Agreement and Plan of Reorganization - General" in the Proxy Statement is incorporated herein by reference.

         (d) Appraisal rights. The information set forth under the caption "Agreement and Plan of Reorganization - Appraisal Rights" in the Proxy Statement is incorporated herein by reference.

         (e) Provisions for unaffiliated securityholders. The Filing Persons have made no provisions in connection with the merger to grant unaffiliated stockholders access to the respective corporate files of any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

         (f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

         (a)(1)-(2) Transactions. The information set forth under the captions "Special Factors - Background of the Merger," "Certain Relationships and Related Transactions" and "Past Contacts, Transactions, Negotiations and Agreements" in the Proxy Statement is incorporated herein by reference.

         (b)-(c) Significant corporate events; Negotiations or contracts. The information set forth under the captions "Summary Term Sheet," "Special Factors
- Background of the Merger," "Special Factors - Reasons for the Board's Recommendation; Factors Considered" and "Past Contacts, Transactions, Negotiations and Agreements" in the Proxy Statement is incorporated herein by reference.

         (e) Agreements involving the subject company's securities. The information set forth under the captions "Summary Term Sheet," "Special Factors
- Background of the Merger," "Special Factors - Reasons for the Board's Recommendation; Factors Considered" and "Past Contacts, Transactions, Negotiations and Agreements" in the Proxy Statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

         (b) Use of securities acquired. The information set forth under the captions "Summary Term Sheet," "Special Factors - Certain Effects of the Merger" and "Special Factors - Reasons for the Board's Recommendation; Factors Considered" in the Proxy Statement is incorporated herein by reference.

         (c)(1)-(8) Plans. The information set forth under the captions "Summary Term Sheet," "Special Factors - Certain Effects of the Merger" and "Special Factors - Reasons for the Board's Recommendation; Factors Considered" in the Proxy Statement is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

         (a) Purposes. The information set forth under the captions "Special Factors - Certain Effects of the Merger," "Special Factors - Background of the Merger" and "Special Factors - Reasons for the Board's Recommendation; Factors Considered" in the Proxy Statement is incorporated herein by reference.

         (b) Alternatives. The information set forth under the caption "Special Factors - Background of the Merger," "Special Factors - Purposes, Alternatives, Reasons and Effects," and "Special Factors - Reasons for the Board's
Recommendation; Factors Considered" in the Proxy Statement is incorporated herein by reference. No alternative means were considered by Security National Financial Corporation, Security National Life Insurance Company, SSLIC Holding Company or Southern Security Life Insurance Company to accomplish the stated purposes of the transaction.

         (c) Reasons. The information set forth under the captions "Summary Term Sheet," "Special Factors - Certain Effects of the Merger," "Special Factors - Background of the Merger," "Special Factors - Purposes, Alternatives, Reasons and Effects," "Special Factors - Reasons for the Board's Recommendation; Factors Considered" and "Special Factors - Report and Opinion of Houlihan Valuation Advisors" in the Proxy Statement is incorporated herein by reference.


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

         (d) Effects. The information set forth under the captions "Summary Term Sheet," "Special Factors - Certain Effects of the Merger," "Special Factors - Background of the Merger," "Special Factors - Purposes, Alternatives, Reasons and Effects," "Special Factors - Reasons for the Board's Recommendation; Factors Considered," "Estimated Fees and Expenses of the Merger," "Material U.S. Federal Income Tax Consequences" and "Agreement and Plan of Reorganization - Appraisal Rights" in the Proxy Statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

         (a)-(b) Fairness; Factors considered in determining Fairness. The information set forth under the captions "Summary Term Sheet," "Special Factors
- Certain Effects of the Merger," "Special Factors - Background of the Merger," "Special Factors - Reasons for the Board's Recommendation; Factors Considered," "Special Factors - Report and Opinion of Houlihan Valuation Advisors" and "Agreement and Plan of Reorganization - Fairness Opinion" in the Proxy Statement is incorporated herein by reference. The full text of the written opinion of Houlihan Valuation Advisors, dated August 25, 2004, is attached to the Proxy Statement as Appendix B and incorporated herein by reference.

         (c) Approval of security holders. The information set forth under the captions "Summary Term Sheet - Stockholder Approvals Required," "The Special Meeting - Record Date and Voting Information," "Special Factors - Certain Effects of the Merger," "Special Factors - Background of the Merger," "Special Factors - Reasons for the Board's Recommendation; Factors Considered," and "Special Factors - Report and Opinion of Houlihan Valuation Advisors" in the Proxy Statement is incorporated herein by reference.

         (d) Unaffiliated representative. The information set forth under the captions "Summary Term Sheet," "Special Factors - Certain Effects of the
Merger," "Special Factors - Background of the Merger," "Special Factors - Reasons for the Board's Recommendation; Factors Considered" and "Special Factors
- Report and Opinion of Houlihan Valuation Advisors" in the Proxy Statement is incorporated herein by reference.

         (e) Approval of directors. The information set forth under the captions "Summary Term Sheet," "Special Factors - Certain Effects of the Merger," "Special Factors - Background of the Merger," "Special Factors - Reasons for the Board's Recommendation; Factors Considered," "Special Factors - Position of Security National Financial Corporation as to the Fairness of the Merger," "Special Factors - Position of Security National Life Insurance Company as to the Fairness of the Merger" and "Special Factors - Position of SSLIC Holding Company as to the Fairness of the Merger" in the Proxy Statement is incorporated herein by reference.

         (f) Other offers. The information set forth under the caption "Special Factors - Background of the Merger" in the Proxy Statement is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

         (a)-(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth under the captions "Special Factors - Background of Merger," "Special Factors - Reasons for the Board's Recommendation; Factors Considered," "Special Factors - Report and Opinion of Houlihan Valuation Advisors," "Agreement and Plan of Reorganization - Fairness Opinion" and "Where Stockholders Can Find More Information" in the Proxy Statement is incorporated herein by reference. The full text of the valuation report of Houlihan Valuation Advisors, dated July 27, 2004, is set forth as Exhibit (c)(1) hereto and is incorporated herein by reference. The full text of the fairness opinion of Houlihan Valuation Advisors, dated August 25, 2004, is attached to the Proxy Statement as Appendix C and is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

         (a)-(d) Source of funds; Conditions; Expenses; Borrowed funds. The information set forth under the captions "Summary Term Sheet" and "Estimated Fees and Expenses of Merger" in the Proxy Statement is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

         (a) Securities ownership. The information set forth under the captions "Summary Term Sheet" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

         (b) Securities transactions. The information set forth under the caption "Market for Common Stock and Related Stockholder Matters" in the Proxy Statement is incorporated herein by reference.


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

Item 12. The Solicitation or Recommendation.

         (d) Intent to tender or vote in a going-private transaction. The information set forth under the captions "Summary Term Sheet," "The Special Meeting - Record Date and Voting Information," "Special Factors - Background of Merger," "Special Factors - Reasons for the Board's Recommendation; Factors Considered" and "Special Factors - Report and Opinion of Houlihan Valuation Advisors" in the Proxy Statement is incorporated herein by reference.

         (e) Recommendations of others. The information set forth under the captions "Summary Term Sheet," "Special Factors - Background of the Merger" and "Special Factors - Reasons for the Board Recommendation; Factors Considered" in the Proxy Statement is incorporated herein by reference.

Item 13. Financial Information.

         (a) Financial information. Not applicable.

         (b) Pro forma information. Not applicable.

Item 14. Persons/Assets Retained, Employed, Compensated or Used.

         (a)-(b) Solicitations or recommendations; Employees and corporate assets. The information set forth under the caption "Estimated Fees and Expenses of Merger" in the Proxy Statement is incorporated herein by reference.

Item 15. Additional Information.

         The information set forth in the Proxy Statement and the Appendices thereto is incorporated herein by reference in its entirety.

Item 16. Exhibits.

              (a)(2) Definitive  Proxy  Statement  for the  Special  Meeting  of
                     Stockholders of Southern Security Life Insurance Company, incorporated by reference to Schedule 14A filed with the Securities and Exchange Commission on January 4, 2005.

              (b)    Not applicable.

              (c)(1) Valuation   Report,   dated  July  27,  2004,  by  Houlihan
                     Valuation Advisors (incorporated by reference from Amendment No. 1 to Schedule 13E-3, as filed on December 6, 2004.)

              (c)(2) Fairness  Opinion,  dated  August  25,  2004,  by  Houlihan
                     Valuation   Advisors   (included   as  Appendix  C  to  the
                     Definitive Proxy Statement for the Special Meeting of Stockholders of Southern Security Life Insurance Company filed on January 4, 2005, and incorporated herein by reference.)

              (d) Agreement and Plan of Reorganization, dated August 25, 2004, by and among Security National Life Insurance Company, SSLIC Holding Company and Southern Security Life Insurance Company (included as Appendix A to the Definitive Proxy Statement for the Special Meeting of Stockholders of Southern Security Life Insurance Company filed on January 4, 2005, and incorporated herein by reference.)

              (e) Amendment to the Agreement and Plan of Reorganization, dated December 27, 2004, by and among Security National Life Insurance Company, SSLIC Holding Company and Southern Security Life Insurance Company (included as Appendix B to the Definitive Proxy Statement for the Special Meeting of Stockholders of Southern Security Life Insurance Company filed on January 4, 2005, and incorporated herein by reference.)

              (f)    Florida   Business   Corporation  Act  Sections   607.1301,
                     607.1302 and 607.1320 (included as Appendix D to the Definitive Proxy Statement for the Special Meeting of Stockholders of Southern Security Life Insurance Company filed on January 4, 2005, and incorporated herein by reference.)

              (g)    None.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: January 4, 2005.

                                       SOUTHERN SECURITY LIFE INSURANCE COMPANY


                                       By: /s/ Scott M. Quist
                                       -----------------------------------------
                                       Scott M. Quist, President and Chief
                                       Operating Officer



                                       SECURITY NATIONAL FINANCIAL CORPORATION


                                       By: /s/ George R. Quist
                                       -----------------------------------------
                                       George R. Quist, Chairman and Chief
                                       Executive Officer



                                       SECURITY NATIONAL LIFE INSURANCE COMPANY


                                       By /s/ George R. Quist
                                       -----------------------------------------
                                       George R. Quist, Chairman and Chief
                                       Executive Officer



                                       SSLIC HOLDING COMPANY


                                       By: /s/ George R. Quist
                                       -----------------------------------------
                                       George R. Quist, Chairman and Chief
                                       Executive Officer


                                       /s/ George R. Quist
                                       -----------------------------------------
                                       George R. Quist


                                       /s/ Scott M. Quist
                                       -----------------------------------------
                                       Scott M. Quist


                                       /s/ G. Robert Quist
                                       -----------------------------------------
                                       G. Robert Quist


                                       /s/ Stephen M. Sill
                                       -----------------------------------------
                                       Stephen M. Sill


                                       /s/ J. Lynn Beckstead
                                       -----------------------------------------
                                       J. Lynn Beckstead


                                       /s/ Charles L. Crittenden
                                       -----------------------------------------
                                       Charles L. Crittenden


                                       /s/ Robert G. Hunter
                                       -----------------------------------------
                                       Robert G. Hunter, M.D.


                                       /s/ H. Craig Moody
                                       -----------------------------------------
                                       H. Craig Moody


                                       /s/ Norman G. Wilbur
                                       -----------------------------------------
                                       Norman G. Wilbur


                                        9